July 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attention:	Cecilia Blye Jennifer Hardy

Re:	Equinix, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 27, 2017

File No. 0-31293

Ms. Blye and Ms. Hardy:

On behalf of Equinix, Inc. (“Equinix” or the “Company”), this letter responds to the comments set forth in your letter dated June 30, 2017. For your convenience, we have repeated the comments in your letter.

General

1. You provide disclosure about operations in the Middle East and Africa. Syria and Sudan, located in those regions, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. In this regard, we note that several of the customers you identify on page 8 have indicated in reports or correspondence filed with the SEC that they conduct business in Syria and Sudan. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, Equinix respectfully advises the Staff that we have no known past, current, or anticipated contacts with Syria or Sudan, whether through our subsidiaries, affiliates, customers, or other direct or indirect arrangements. Further, we are not aware of having provided to Syria or Sudan, directly or indirectly, any Equinix services, nor are we aware of any agreements, commercial arrangements or other contacts between Equinix and the governments of those countries or entities they control.

Securities and Exchange Commission

Equinix is aware of, and committed to compliance with, U.S. trade and economic sanctions and export controls, including those related to Syria and Sudan. Equinix’s compliance program regularly reviews our customers, vendors, and employees to confirm they are not listed on the sanction lists maintained by the U.S. Department of the Treasury, Office of Foreign Asset Control (“OFAC”).

Equinix’s customers contract for space, power and interconnection within our data centers, none of which are located in Syria or Sudan. Further, Equinix customers agree by contract to comply with all applicable U.S. sanctions laws maintained by OFAC and with any U.S embargo.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

RESPONSE TO COMMENT 2:

As set forth above in response to Comment 1, Equinix is not aware of any contacts between Equinix and Syria or Sudan and therefore does not believe that there is a material quantitative or qualitative investment risk to the Equinix shareholders related thereto.

3. Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products and, if so, describe for us the military uses of the products.

RESPONSE TO COMMENT 3:

As set forth above in response to Comment 1, Equinix is not aware of any contacts with Syria or Sudan.

Securities and Exchange Commission

If you have any questions or comments concerning the foregoing, please contact me at (650) 598-6256.

Very truly yours,

/s/ Keith Taylor
Keith Taylor
Chief Financial Officer

cc:	Stephen M. Smith
Brandi Galvin Morandi